For Immediate Release

NORSAT WINS MULTIPLE BUSINESS AWARDS FOR EXPORT SUCCESS AND LEADERSHIP

Company wins BC Export Award for Advancing Technology & Innovation, as President & CEO, Dr. Amiee Chan, wins WXN Canada’s Most Powerful Women: Top 100™ Award

Vancouver, British Columbia – December 4, 2012 – Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments has received a BC export award for Advancing Technology and Innovation.  The BC export Awards recognize the innovative approaches and unique contributions of British Columbia’s best export companies across all sectors and in all regions of the province, and the Advancing Technology and Innovation category is specific to companies that effectively harness the powers of intellectual property and value-added know-how.  Norsat’s strong export sales, innovative product development and excellent international customer relationships were key factors in the award win, and the company is pleased with the result.

In a further win for the Company, President & CEO Dr. Amiee Chan has won a Women’s Executive Network (WXN) Top 100™ Award, for Canada’s most powerful women.  Marking a decade of celebrating female leaders, WXN today revealed the recipients of the 10th annual Top 100™ Award and will follow the announcement with a gala on December 5, 2012. Dr. Chan joins a community of 653 women who have received the Top 100™ Award over the last decade, recognizing the highest achieving female leaders in the private, public and not-for-profit sectors in Canada. Winners are selected based on their strategic vision and leadership, their organization’s financial performance, and their commitment to their communities.

Norsat President & CEO, Dr. Amiee Chan stated, “It is a pleasure to see our hard work recognized through these business award wins.  Norsat has always focused on developing and maintaining strong relationships with our international customers, and we now have unique expertise in addressing the logistical difficulties of export sales.  The BC Export Award win is a great reaffirmation of this international expertise.  I am also deeply honoured to be joining the Women’s Executive Network’s prestigious group of Top 100™ award winners.  I have had the pleasure of leading Norsat for over six years, and know well the challenges involved in strategic company leadership, and the satisfaction of seeing Norsat grow and succeed on an international stage. It’s an honour to be recognized for this by WXN.”

About the BC Export Awards

The BC Export Awards is the longest running ceremony of its kind in Canada, and celebrates the valuable role that the export industry plays in the BC economy. The awards are co-hosted annually by CME-BC and the Government of BC. The awards are open to all BC companies that have been exporting a product or service for two or more years. Companies are either nominated or self-apply for the awards. The top three companies in each category are chosen by an independent panel of judges, selected by the co-hosts and the sponsors for their background, experience and objectivity. Since inception in 1982, the BC Export Awards has recognized the achievements of more than 345 BC exporters. www.bcexportawards.com

About the Women’s Executive Network (WXN)

At WXN, we inspire smart women to lead. WXN creates and delivers innovative networking, mentoring, professional and personal development to inform, inspire connect and recognize our community of 18,000 smart women and their organizations in the pursuit of excellence. WXN enables our partners and corporate members to become and to be recognized as employers of choice and leaders in the advancement of women.   Founded in 1997, WXN is Canada’s leading organization dedicated to the advancement and recognition of women in management, executive, professional and board roles. WXN is a Founding Member of the Canadian Board Diversity Council, dedicated to increasing the diversity of Canada’s corporate boards. In the fall of 2008, WXN launched in Ireland, a first step in creating an international community of female leaders. More information and details are available at wxnetwork.com or top100women.ca.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com